Exhibit 99.1

David W. Binet to Join Thomson Reuters Board of Directors

NEW YORK, November 29, 2012 – Thomson Reuters (TSX/NYSE: TRI), the world's leading source of intelligent information for businesses and professionals, today announced that David W. Binet of Toronto, Canada will become a director of the Corporation, effective January 1, 2013.

The Woodbridge Company Limited today announced that Mr. Binet would become President of Woodbridge effective January 1, 2013, succeeding W. Geoffrey Beattie. Mr. Beattie will continue in his current role as Deputy Chairman of Thomson Reuters.

“Thomson Reuters is extremely fortunate to have David Binet join the Board of Directors,” said David Thomson, chairman of Thomson Reuters. “His experience working closely with the company for many years positions David well to provide valuable counsel moving forward.”

Mr. Binet is currently Chief Operating Officer of Woodbridge, the principal shareholder of Thomson Reuters and the investment holding company of the Thomson family of Canada. Mr. Binet has held senior positions with Woodbridge for the past 14 years. Prior to joining Woodbridge, David was a partner at the Canadian law firm Torys LLP where his practice focused on mergers and acquisitions and corporate finance.

David is a member of the board of directors of The Globe and Mail, Canada's national newspaper. He also serves on the boards of a number of companies which Woodbridge controls. David is Chairman of the Board of Directors of the National Ballet of Canada and a director of Canada's National Ballet School.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 60,000 people and operates in over 100 countries. For more information, go to http://thomsonreuters.com.

CONTACT
MEDIA Carla Jones Senior Vice President +1 646 223 5285 carla.jones@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com